SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 6)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                             Multimedia Games, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  625-453-10-5
         --------------------------------------------------------------
                                 (CUSIP Number)


                               Emanuel R. Pearlman
                        Liberation Investment Group, LLC
                           900 Third Avenue, Suite 1000
                               New York, NY 10022
                                 (212) 832-5100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 With a copy to:
                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555


                                January 13, 2009
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSON
        Liberation Investments L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  11
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                11

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 0.1%*

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14        TYPE OF REPORTING PERSON (See Instructions)
          PN

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008

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1       NAME OF REPORTING PERSON
        Liberation Investments Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  2
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 0.1%*

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14        TYPE OF REPORTING PERSON  (See Instructions)
          CO

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

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1       NAME OF REPORTING PERSON

        Liberation Investment Group LLC

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
         (See Instructions)                                   (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        N/A

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  3,931
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                3,931

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,931

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 0.1%*

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14        TYPE OF REPORTING PERSON  (See Instructions)
          OO,IA

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

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1       NAME OF REPORTING PERSON

        Emanuel R. Pearlman

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER
                                20,000

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  23,891[1]
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                  20,000
        PERSON
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                23,891[2]

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          43,891

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 0.1%*

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN, HC

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

[1] See Item 5.

[2] See Item 5.

INTRODUCTION

This Amendment No. 6 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments, Ltd., a private offshore investment corporation ("LILtd"); (iii) Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd ("LIGLLC"); and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on May 30, 2006, as amended by Amendment No. 1 filed with the SEC on June 30, 2006, Amendment No. 2 filed with the SEC on August 7, 2006, Amendment No. 3 filed with the SEC on August 30, 2006, Amendment No. 4 filed with the SEC on October 24, 2006 and Amendment No. 5 filed with the SEC on December 24, 2008 (the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share ("Common Stock"), of Multimedia Games, Inc., a Texas corporation (the "Company").

Items 5 of the Schedule 13D is hereby amended to add the following:

Item 5.    Interest in Securities of the Issuer.

      (1) As of the date hereof, the Reporting Persons have the following interests in the securities of the Company:

      (i) LILP beneficially owns 11 shares of Common Stock and is the beneficial owner of less than 0.1% of the Common Stock.

      (ii) LILtd beneficially owns 2 shares of Common Stock and is the beneficial owner of less than 0.1% of the Common Stock.

      (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 3,931 shares of Common Stock and is the beneficial owner of less than 0.1% of the Common Stock.

      (iv) Mr. Pearlman, as the Chief Executive Officer and majority member of LIGLLC, beneficially owns 43,891 shares of Common Stock and is the beneficial owner of less than 0.1% of the Common Stock. Of these shares, 19,960 shares are owned by Beach Lane Opportunity LLC, of which Emanuel R. Pearlman is managing member.

      The Reporting Persons in the aggregate may be deemed to beneficially own an aggregate of 43,891 shares of Common Stock, which represents less than 0.1% of the Common Stock.

      (2) Mr. Pearlman holds stock options issued to him by the Company, which are currently exercisable for 20,000 shares of Common Stock. Upon exercise of the stock options, Mr. Pearlman would have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 20,000 shares of Common Stock underlying such options.

      (3) Except as set forth below, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock:

           On January 13, 2009, LILP and LILtd distributed to their investors the proportionate share of the Common Stock owned by LILP and LILtd, which resulted in the distribution of an aggregate of 2,311,114 shares of Common Stock.

      (4) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (5) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on January 13, 2009.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 14, 2009




LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner


By: /s/ Emanuel R. Pearlman
    -----------------------
    Emanuel R. Pearlman
    Chief Executive Officer



LIBERATION INVESTMENTS LTD.


By: /s/ Emanuel R. Pearlman
    -----------------------
    Emanuel R. Pearlman
    Director



LIBERATION INVESTMENT GROUP LLC


By: /s/ Emanuel R. Pearlman
    -----------------------
    Emanuel R. Pearlman
    Chief Executive Officer



Emanuel R. Pearlman


/s/ Emanuel R. Pearlman
-----------------------